SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended July 31, 2002

Commission File Number: 0-30320

TRINTECH GROUP PLC
(Exact name of registrant as specified in its charter)

Ireland
(Jurisdiction of incorporation or organization)

Trintech Group PLC
Trintech Building
South County Business Park
Leopardstown
Dublin 18, Ireland
(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):
82-  N/A

Trintech Group PLC
Form 6-K

Financial Information:

TRINTECH GROUP PLC
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	July 31, 2002	January 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$6,072	$6,750
Restricted cash	5,369	5,369
Marketable securities	39,452	47,976
Accounts receivable, net of allowance for doubtful accounts of $2,085 and $1,036 respectively	11,066	15,725
Inventories	6,262	3,455
Value added taxes	76	533
Prepaid expenses and other assets	3,293	3,523

Total current assets	71,590	83,331
Property and equipment, net	4,491	5,386
Other non-current assets	10,427	15,540
Goodwill, net of accumulated amortization and impairment of $71,759 and $70,678 at July 31, 2002 and January 31, 2002 respectively	20,469	19,001

Total assets	$106,977	$123,258

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,007	$5,972
Accrued payroll and related expenses	2,854	3,339
Other accrued liabilities	12,960	10,651
Value added taxes	201	409
Warranty reserve	419	397
Deferred revenue	8,210	7,977

Total current liabilities	29,651	28,745

Non-current liabilities:
Capital lease due after more than one year	460	291
Government grants repayable and related loans	432	404
Deferred consideration	1,350	1,350
Provision for lease abandonment	1,074	2,037

Total non-current liabilities	3,316	4,082

Series B preference shares, $0.0027 par value 10,000,000 authorized; None issued and outstanding	—	—
Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 30,561,435 and 30,521,760 shares issued and outstanding at July 31, 2002 and January 31, 2002 respectively	83	82
Additional paid-in capital	245,653	245,595
Accumulated deficit	(170,775)	(154,196)
Deferred stock compensation	(91)	(132)
Accumulated other comprehensive income	(860)	(918)

Total shareholders’ equity	74,010	90,431

Total liabilities and shareholders’ equity	$106,977	$123,258

TRINTECH GROUP PLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended July 31,		Six months ended July 31,
	2002	2001	2002	2001
Revenue:
Product	$1,824	$6,456	$3,623	$12,492
License	5,836	8,426	11,023	15,978
Service	3,242	3,513	6,314	6,933

Total Revenue	10,902	18,395	20,960	35,403

Cost of revenue:
Product	2,179	4,718	4,703	9,000
License	2,424	2,527	4,773	5,202
Service	2,179	2,587	4,673	5,146

Total Cost of Revenue	6,782	9,832	14,149	19,348

Gross margin	4,120	8,563	6,811	16,055

Operating expenses:
Research & development	2,526	5,481	5,673	11,661
Sales & marketing	2,603	5,629	5,738	10,869
General & administrative	3,783	4,453	7,751	9,389
Restructuring charge	—	—	3,500	2,500
Amortization of goodwill	—	6,952	—	13,782
Amortization of purchased intangible assets	643	954	1,286	1,909
Stock compensation	21	164	42	767

Total operating expenses	9,576	23,633	23,990	50,877

Income (loss) from operations	(5,456)	(15,070)	(17,179)	(34,822)

Interest income, net	205	814	402	1,992
Exchange gain (loss), net	195	(55)	307	191

Income (loss) before provision for income taxes	(5,056)	(14,311)	(16,470)	(32,639)
Provision for income taxes	(48)	(32)	(108)	(32)

Net income (loss)	$(5,104)	$(14,343)	$(16,578)	$(32,671)

Basic and diluted net income (loss) per Ordinary Share	$(0.17)	$(0.47)	$(0.54)	$(1.08)

Shares used in computing basic and diluted net income (loss) per Ordinary Share	30,561,435	30,336,530	30,553,301	30,223,081

Basic and diluted net income (loss) per equivalent American Depositary Share	$(0.33)	$(0.95)	$(1.09)	$(2.16)

TRINTECH GROUP PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six months ended July 31,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(16,578)	$(32,671)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,136	19,430
Stock compensation	42	767
(Profit) on marketable securities	(303)	(1,616)
Purchase of marketable securities	(168,191)	(258,473)
Sale of marketable securities	177,018	282,841
Effect of changes in foreign currency exchange rates	(1,061)	(122)
Changes in operating assets and liabilities:
Additions to restricted cash deposits	—	(247)
Inventories	(1,963)	(1,307)
Accounts receivable	5,610	(497)
Prepaid expenses and other assets	489	547
Value added tax receivable	483	(27)
Accounts payable	(1,612)	(967)
Accrued payroll and related expenses	(623)	751
Deferred revenues	(136)	(2,809)
Value added tax payable	(212)	(203)
Warranty reserve	(22)	(11)
Government grants repayable and related loans	(20)	(226)
Other accrued liabilities	2,517	4,266

Net cash provided by operating activities	574	9,426

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(144)	(2,465)
Payments relating to acquisitions	(1,211)	(8,310)

Net cash used in investing activities	(1,355)	(10,775)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(300)	(268)
Issuance of ordinary shares	77	869
Expense of share issue	(18)	—

Net cash (used in) provided by financing activities	(241)	601

Net decrease in cash and cash equivalents	(1,022)	(748)
Effect of exchange rate changes on cash and cash equivalents	344	(183)
Cash and cash equivalents at beginning of period	6,750	14,038

Cash and cash equivalents at end of period	$6,072	$13,107

Supplemental disclosure of cash flow information
Interest paid	$26	$40

Taxes paid	$108	$57

Supplemental disclosure of non-cash flow information
Acquisition of property and equipment under capital leases	$331	$—

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the quarter ended July 31, 2002 are not necessarily indicative of the results that may be expected for the year ending January 31, 2003. See “Factors Affecting Future Results.” For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2002, included in Trintech’s Annual Report on Form 20-F and the German Verkaufsprospekt/Untermechmensbericht dated April 30, 2002.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2.	Irish Companies Acts, 1963 to 2001

The condensed consolidated financial information in this document does not comprise full accounts as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to Trintech’s annual return and the information as of and for the periods ended July 31, 2002, and July 31, 2001, is unaudited. A copy of the full accounts for the year ended January 31, 2002, prepared in accordance with Irish generally accepted accounting principles, was annexed to the relevant annual return, which was filed in August 2002. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of such accounts.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany, the United States and Uruguay after eliminating all material inter-company accounts and transactions.

3.	Marketable Securities

Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

4.	Restricted Cash

At July 31, 2002 the Company had restricted cash balances of $5.4 million. Restricted cash balances relate to guarantees for operating lease commitments on certain premises in the United States of $3.9 million and of $1.5 million related to shares issued to the vendors of Sursoft in relation to its acquisition by Trintech in fiscal 2001. The $1.5 million relating to Sursoft was released from restricted cash during August 2002.

5.	Inventories

	July 31, 2002	January 31, 2002
	(U.S. dollars in thousands)
Raw materials	$197	$223
Finished goods	6,065	3,232

Total	$6,262	$3,455

6.	Restructuring Charge

In the first quarter of fiscal 2002, the company implemented a restructuring plan primarily aimed at reducing employee headcount and consolidating facilities and assets. The Company recorded a $2.5 million restructuring charge related to this restructuring plan. The costs associated with the restructuring plan consist of $1.7 million for employee terminations and $788,000 to consolidate facilities and operations. The restructuring plan to reduce excess employee headcount and close excess facilities was due to the overlap of positions and facilities as a result of Trintech’s acquisitions in fiscal 2001.

In the third quarter of fiscal 2002, the company recorded an additional $1.25 million restructuring charge related to the restructuring of the UK business. The charge was primarily a write down of receivables.

In the first quarter of fiscal 2003, the company recorded a restructuring charge of $3.5 million primarily in respect of staff terminations and the closing of excess facilities as the Company seeks to concentrate on products with the highest earnings potential. The costs associated with the restructuring plan consist of $1.3 million for employee terminations and $2.2 million to consolidate facilities and operations.

As of July 31, 2002, accrued restructuring charges related primarily to future lease commitments of $1.5 million which will be paid through fiscal 2005, and some severance and benefit costs of $401,000, which will be paid in fiscal 2003. The Company continues to search for subtenants for these excess facilities, but given the short duration of the remaining lease terms and the current market for commercial real estate, is unlikely to find subtenants at reasonable rates.

The following table summarizes Trintech’s restructuring activity for the six months ended July 31, 2002:

	For the six months ended July 31, 2002
	(U.S. dollars in thousands)

	Employee Severance and Benefits	Consolidation of Facilities and Operations	Write-off of Assets	Total
Reserve balance January 31, 2002	$441	$521	$—	$962
Restructuring provision Q1 FY03	2,158	1,289	53	3,500
Amounts paid or written-off	(2,198)	(101)	(53)	(2,352)

Reserve balance July 31, 2002	$401	$1,709	$—	$2,110

7.	Comprehensive Loss

The following table sets forth the calculation of comprehensive income (loss) for the quarter and six months ended July 31, 2002 and 2001:

	Three months ended July 31,		Six months ended July 31,
	2002	2001	2002	2001
	(U.S. dollars in thousands)
Net loss	$(5,104)	$(14,343)	$(16,578)	$(32,671)
Other comprehensive (loss) income	(26)	1,986	58	356

Comprehensive loss	$(5,130)	$(12,357)	$(16,520)	$(32,315)

8.	Computation of Net Loss Per Ordinary Share

	Three months ended July 31,		Six months ended July 31,
	2002	2001	2002	2001
	(U.S. dollars in thousands, except share and per share data)
Numerator:
Numerator for basic and diluted net loss per ordinary share
Net loss available to ordinary shareholders	$(5,104)	$(14,343)	$(16,578)	$(32,671)

Denominator:
Denominator for basic and diluted net loss per ordinary share
Weighted average ordinary shares	30,561,435	30,336,530	30,553,301	30,223,081

Basic and diluted net loss per Ordinary share	$(0.17)	$(0.47)	$(0.54)	$(1.08)

9.	Goodwill and Other Non-Current Assets

Net loss and net loss per share for the three and six months ended July 31, 2002 and 2001, adjusted to exclude amortization expense of goodwill, is as follows:

	Three months ended July 31,		Six months ended July 31,
	2002	2001	2002	2001
	(U.S. dollars in thousands, except per share data)
Reported net loss	$(5,104)	$(14,343)	$(16,578)	$(32,671)
SFAS No. 142 effect—Goodwill	—	6,952	—	13,782

Adjusted net loss	$(5,104)	$(7,391)	$(16,578)	$(18,889)

Reported basic and diluted net loss per Ordinary Share	$(0.17)	$(0.47)	$(0.54)	$(1.08)
SFAS No. 142 effect—Goodwill	—	(0.23)	—	(0.46)

Adjusted basic and diluted net loss per Ordinary Share	$(0.17)	$(0.24)	$(0.54)	$(0.62)

Identifiable intangible assets comprise goodwill, which is not amortizable, and other non-current assets, which are amortizable. Other non-current asset amortization for the three and six months ended July 31, 2002 was $1.8 million and $3.6 million, respectively. Other non-current asset amortization for the three and six months ended July 31, 2001 was $2.0 million and $4.1 million, respectively.

Intangible assets are analyzed as follows:

	July 31, 2002			January 31, 2002
	Gross Carrying Amount	Accumulated Amortization and Impairment	Net	Gross Carrying Amount	Accumulated Amortization and Impairment	Net
	(U.S. dollars in thousands)			(U.S. dollars in thousands)
Goodwill	$92,228	$71,759	$20,469	$89,679	$70,678	$19,001
Other non-current assets-amortizable:
Purchased Technology	$14,855	$8,335	$6,521	$14,856	$5,976	$8,880
Assembled Workforce	—	—	—	$2,550	$1,082	$1,468
Customer base	$7,385	$3,628	$3,757	$7,385	$2,397	$4,988
Covenants	$2,492	$2,344	$148	$2,492	$2,288	$204

	$24,732	$14,307	$10,426	$27,283	$11,743	$15,540

Total identifiable intangible assets	$116,960	$86,066	$30,895	$116,962	$82,421	$34,541

Upon the adoption of SFAS 142 on February 1, 2002, Trintech reclassified the net carrying amount of assembled workforce of $1.5 million from other non-current assets to goodwill.

Other non-current asset amortization is estimated to be $3.6 million for the remainder of fiscal 2003, $6 million in fiscal 2004 and $735,000 in fiscal 2005.

10.	Recent Accounting Pronouncements

The Financial Accounting Standards Board issued Statement No. 141,”Business Combinations” (“SFAS 141”), and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) in June 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. Effective February 1, 2002, the Company adopted the new rules on accounting for goodwill and other intangible assets. There was no impairment of goodwill and intangible assets deemed to have indefinite lives upon adoption of SFAS 142.

The Financial Accounting Standards Board issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) in June 2001. SFAS143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Application of these new rules had no material impact on the consolidated financial statements of the Company for the six months ended July 31, 2002.

The Financial Accounting Standards Board issued Statement No. 144,”Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) in August 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”,and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations” for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Application of these new rules had no material impact on the consolidated financial statements of the Company for the six months ended July 31, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes thereto appearing elsewhere in this report. The following discussion contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” include, among others, statements regarding Trintech’s expected revenues, earnings, gross margins and overall financial performance in future quarters, customer adoption of Trintech’s eCommerce and mCommerce payment technology, continued investment in Trintech’s research and development and sales and marketing programs, development of Trintech’s eCommerce payment infrastructure solutions on multi-platforms and Trintech’s acquisition strategy and ability to integrate recent and future acquisitions with and into Trintech. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2002, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2000” refers to the fiscal year ended January 31, 2000, “fiscal 2001” refers to the fiscal year ended January 31, 2001, “fiscal 2002” refers to the fiscal year ended January 31, 2002, “fiscal 2003” refers to the fiscal year ending January 31, 2003 and “fiscal 2004” refers to the fiscal year ending January 31, 2004.

Overview

We are a leading provider of secure electronic payment solutions for payment card transactions. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable card-based electronic payments in the physical world and over the Internet. Today, our revenue is primarily derived from three sources:

Product Revenue.    Product revenue is derived from sales of our electronic PoS system products, primarily the Compact 9000i PoS devices and the Compact 950-PP pin pad. Product revenues are recognized at the time that persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is probable.

License Revenue.    Software license revenue is derived from license fees from our electronic payment software products for payment card transactions in the physical world and over the Internet and other wireless networks and the provision of related support and maintenance services to customers. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9. In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable.

We also license our software on a recurring rental basis and we recognize revenue from these arrangements ratably over the life of the agreement. Customer support and maintenance fees are established as a percentage of the software license price, typically 18% per year. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement.

Service Revenue.    We derive service revenue from consulting services, educational and training services and customization and implementation services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

We have historically sold our products primarily through a direct sales force in Europe and North and South America. We have established strategic relationships with VISA, MasterCard, Compaq, SAP America and RSA Security, which provide joint marketing opportunities as well as lead-generation for our direct sales force. To facilitate worldwide market penetration, we have established indirect sales channels, such as resellers and systems integrators. Revenue from products sold through indirect sales channels is recognized net of commissions and discounts.

The following table illustrates our revenues for the three and six months ended July 31, 2002 and 2001 by customer location before intercompany eliminations:

	Three months ended July 31,		Six months ended July 31,
	2002	2001	2002	2001
	(U.S. dollars in thousands)
Germany	$3,590	$12,814	$10,010	$21,792
Europe (excluding Germany)	5,131	10,535	9,307	16,489
Rest of the world	5,150	6,403	10,492	17,816
Eliminations	(2,969)	(11,357)	(8,849)	(20,694)

Total	$10,902	$18,395	$20,960	$35,403

Cost of product revenue includes outsourced manufacturing costs, packaging, documentation, labor and other costs associated with packaging and shipping our electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

Research and development expenses consist primarily of labor and associated costs connected with the development of our software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

We operate as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay, the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, our consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, our tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and stock compensation.

We have significant operations and we generate a significant portion of our taxable income in the United Kingdom, Germany and the Republic of Ireland. Some of our Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as our revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997.

We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, our operating results could be materially adversely affected.

A significant portion of our revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and we and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the euro and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in our operating results on an annual and, in particular, on a quarterly basis. From time to time we have in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

Our quarterly revenue and operating results have historically been subject to significant fluctuations due to a variety of factors described below, and we anticipate that this volatility will continue. As a result, period-to-period comparisons of our results of operations are not necessarily meaningful and these comparisons should not be relied upon as indications of our future performance. It is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our American Depositary Shares.

Quarterly revenue and margin fluctuations may also be caused by changing customer requirements. For example, we have recently adjusted our product marketing focus to meet changed customer decision making criteria. Customers now generally require a clear and immediate return on investment mainly through cost reduction and improved operational efficiency. Consequently, we have placed an increased focus on PayWare Resolve, which provides fraud and dispute resolution and PayWare ReconNET which provides reconciliation software to major retail customers. We believe that customer focus may fluctuate from quarter to quarter in the future, similarly affecting revenue and margins

We have experienced significant fluctuations in our quarterly product revenue. In particular, electronic PoS systems revenue has generally been higher in the quarter ended January 31 of each year as customers on a calendar-based fiscal year complete their capital spending plans in December and have capital budgets available in January. The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of our electronic PoS systems to decrease over the life of each product. We expect this trend to continue.

License revenue can fluctuate significantly from quarter to quarter for a number of reasons. A significant portion of our software revenue is typically derived from a limited number of customers. As a result, small changes in the number of customers in a particular quarter can significantly affect software license revenue for that quarter. Additionally, because the price of our software products varies significantly based on the product and the functionality, the product mix in a particular quarter can also significantly affect license revenue in that quarter.

Service revenue has varied significantly from quarter to quarter. The scope and demand for services has varied as some banking customers perform services in-house. Service revenue has been significantly impacted by the number of customers requesting services and the scope of the service engagements undertaken in a particular quarter. The demand for customization services can vary as a result of the mix of products that are licensed to our customers as well as the requirements of the customers for customization of our products to suit their needs. As the functionality of our product line has broadened, the portion of service revenue attributable to customization has declined.

Cost of revenue and gross margin has varied substantially from quarter to quarter, both in line with revenue fluctuations and due to factors such as headcount costs, currency fluctuations and facilities cost increases. Cost of license revenue may be further impacted by license fees payable to third parties from whom we license technology, which can vary depending upon product mix. Because a substantial percentage of our costs are fixed, quarterly fluctuations in total revenue result in significant fluctuations in our costs as a percentage of revenue.

The level of research and development expenditures can vary from quarter to quarter due to changing labor costs and other costs associated with growth in headcount. In connection with our strategy of emphasizing electronic payment software products for Internet applications, we historically increased our research and development expenditures over the past few years, including the development of new products for mCommerce in the prior and current fiscal year. During Fiscal 2002 and the first half of Fiscal 2003, research and development expenditure has started to decline as our electronic commerce products start to reach technological maturity and we have reduced investment in products where the market opportunity has not yet developed due to economic conditions.

Sales and marketing expenditure can vary significantly from quarter to quarter depending on the timing of our advertising and promotion campaigns, the hiring of sales personnel and the establishment of sales offices. During fiscal 2002 and the first half of fiscal 2003, sales and marketing expenditure has declined as a result of a decrease in personnel and related expenses resulting from cost containment efforts initiated to align the cost structure with our business.

Critical Accounting Policies

The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition.    The Company’s revenue is derived from product sales, license fees and charges for services.

Product revenues are recognized at the time that persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is probable.

The Company recognizes revenue on its software licenses in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition”, as amended by SOP 98-4 and SOP 98-9. The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the fee is fixed or determinable; and collectibility is probable. The Company considers the fee on all arrangements with payment terms extending beyond one year to not be fixed and determinable and revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Revenue allocated to maintenance and support is recognized ratably over the maintenance term (typically one year) and revenue allocated to training and other service elements is recognized as the services are performed.

Service revenue is derived from customization, implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided. Where contracts for services extend over a number of accounting periods and are not being provided on a time and materials basis the revenue is accounted for in conformity with the percentage-of-completion contract accounting method. Percentage-of-completion is measured using output measures, primarily arrangement milestones where such milestones indicate progress to completion, or input measures using the allocation of time spent to date as a proportion of total time allocated to the contract. Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products, both the software product revenue and service revenue are recognized in accordance with the provisions of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

Allowance for doubtful accounts.    The allowance for doubtful accounts receivable is based on our assessment of the collectibility of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected.

Inventory reserves.    Inventory purchases and commitments are based upon future demand forecasts. If there is a significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin could be adversely affected.

Restructuring.    During fiscal year 2002 and the first half of fiscal 2003, we recorded significant reserves in connection with our restructuring program. These reserves include estimates pertaining to employee separation costs and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates.

Intangible Assets.    We have significant intangible assets related to goodwill and other acquired intangibles. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgements. Changes in strategy and/or market conditions could significantly impact these judgements and require adjustments to recorded asset balances.

Estimated useful lives of property, plant and equipment, and intangible assets.    We estimate the useful lives of property, plant and equipment, and intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may be not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows which take into account management’s estimates of future operations. Beginning February 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, we will no longer amortize goodwill but will test it at least annually for impairment.

Quarterly Results of Operations

The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Three months ended July 31,		Six months ended July 31,
	2002	2001	2002	2001
Revenue:
Product	17%	35%	17%	35%
License	53%	46%	53%	45%
Service	30%	19%	30%	20%

Total Revenue	100%	100%	100%	100%
Cost of revenue:
Product	20%	26%	22%	25%
License	22%	14%	23%	15%
Service	20%	14%	22%	15%

Total Cost of Revenue	62%	53%	68%	55%

Gross margin	38%	47%	32%	45%

Operating expenses:
Research & development	23%	30%	27%	33%
Sales & marketing	24%	31%	27%	31%
General & administrative	35%	24%	37%	27%
Restructuring charge	—	—	17%	7%
Amortization of goodwill	—	38%	—	39%
Amortization of purchased intangible assets	6%	5%	6%	5%
Stock compensation	0%	1%	0%	2%

Total operating expenses	88%	128%	114%	144%

Income (loss) from operations	(50%)	(82%)	(82%)	(98%)
Interest income (expense), net	2%	4%	2%	6%
Exchange gain (loss), net	2%	0%	1%	1%

Income (loss) before
Provision for income taxes	(46%)	(78%)	(79%)	(92%)
Provision for income taxes	0%	0%	(1%)	0%

Net income (loss)	(47%)	(78%)	(79%)	(92%)

Revenue

Total Revenue.    Total revenue decreased $7.5 million to $10.9 million in the quarter ended July 31, 2002, from $18.4 million in the quarter ended July 31, 2001, a decrease of 41%. In the six months ended July 31, 2002, total revenue decreased $14.4 million to $21 million from $35.4 million in the six months ended July 31, 2001, a decrease of 41%. The decrease was mainly attributable to our product customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in IT demand post euro implementation. We expect that the German economy will continue to weaken in the three months ending October 31, 2002 and consequently, product revenue will be substantially less than the corresponding quarter last year.

Although we have historically derived a significant portion of our total revenue from a small number of customers, in the quarter ended July 31, 2002 there was no customer which accounted for greater than 10% of our total revenue. In the quarter ended July 31, 2001, Deutsche Verkehrsbank accounted for 11% of our total revenue. In the six months ended July 31, 2002, there was no customer which accounted for greater than 10% of our total revenue. Deutsche Verkehrsbank accounted for 11% of our total revenue for the six months ended July 31, 2001.

Product.    Product revenue decreased $4.6 million to $1.8 million in the quarter ended July 31, 2002, from $6.5 million in the quarter ended July 31, 2001, a decrease of 72%. In the six months ended July 31, 2002, product revenue decreased $8.9 million to $3.6 million from $12.5 million in the six months ended July 31, 2001, a decrease of 71%. Product sales represented 17% of total revenue in the quarter and six months ended July 31, 2002, compared to 35% of total revenue in the quarter and six months ended July 31, 2001. The decrease was mainly attributable to our customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in IT demand post euro implementation. We expect that the German economy will continue to weaken in the three months ending October 31, 2002 and consequently, product revenue will be substantially less than the corresponding quarter last year.

License.    Software license revenue decreased $2.6 million to $5.8 million in the quarter ended July 31, 2002, from $8.4 million in the quarter ended July 31, 2001, a decrease of 31%. In the six months ended July 31, 2002, license revenue decreased $5 million to $11 million from $16 million in the six months ended July 31, 2001, a decrease of 31%. Software license revenue represented 53% of total revenue in the quarter and six months ended July 31, 2002, compared to 46% of total revenue in the quarter ended July 31, 2001 and 45% in the six months ended July 31, 2001. The decrease in software license revenue was primarily due to continued softness in the market for internet infrastructure software and the software market in general.

Service.    Service revenue decreased $271,000 to $3.2 million in the quarter ended July 31, 2002, from $3.5 million in the quarter ended July 31, 2001, a decrease of 8%. In the six months ended July 31, 2002, service revenue decreased $619,000 to $6.3 million from $6.9 million in the six months ended July 31, 2001, a decrease of 9%. Service revenue represented 30% of total revenue in the quarter ended July 31, 2002 and 30% of total revenue in the six months ended July 31, 2002, compared to 19% of total revenue in the quarter ended July 31, 2001 and 20% in the six months ended July 31,2001. The decrease in service revenue primarily resulted from a decrease in sales of software licenses, which resulted in decreased demand for training, project management and consulting services.

Cost of Revenue

Total Cost of Revenue.    Total cost of revenue decreased $3.1 million to $6.8 million (including $1.2 million in respect of amortization of acquired technology) in the quarter ended July 31, 2002, from $9.8 million (including $1.1 million in respect of amortization of acquired technology) in the quarter ended July 31, 2001, a decrease of 31%. In the six months ended July 31, 2002 total cost of revenue decreased $5.2 million to $14.1 million, (including $2.4 million with respect to amortization of acquired technology), from $19.3 million (including $2.1 million in respect of amortization of acquired technology) in the six months ended July 31, 2001, a decrease of 27%. Total gross margin, excluding the amortization of acquired technology and depreciation, decreased to 49% and 44% for the quarter and six months ended July 31, 2002, respectively, from 52% and 51% for the quarter and six months ended July 31, 2001, respectively. The decrease in total gross margin was primarily due to the fixed nature of a significant portion of our cost of product revenues and the adverse impact of lower total revenues for the quarter. Total gross margins for the half year ended July 31, 2002 were further negatively impacted by provisions for loss in net realizable value for excess inventory of $1.4 million.

Product.    Cost of product revenue decreased $2.5 million to $2.2 million in the quarter ended July 31, 2002 from $4.7 million in the quarter ended July 31, 2001, a decrease of 54%. In the six months ended July 31, 2002, cost of product revenue decreased $4.3 million to $4.7 million from $9 million in the six months ended July 31, 2001, a decrease of 48%. The decrease in the cost of product revenue primarily resulted from decreased volume of sales. Product revenue costs represented 119% and 130% of product revenue for the quarter and six months ended July 31, 2002, respectively, compared to 73% and 72% of product revenue in the quarter and six months ended July 31, 2001, respectively. The increase was primarily due to the fixed nature of a significant portion of our cost of product revenues and the adverse impact of lower product revenues for this quarter and provisions for loss in net realizable value for excess inventory of $1.4 million.

License.    Cost of software license revenue decreased $103,000 to $2.4 million from $2.5 million in the quarter ended July 31, 2001, a decrease of 4%. In the six months ended July 31, 2002, cost of license revenue decreased $429,000 to $4.8 million from $5.2 million in the six months ended July 31, 2001, a decrease of 8%. Software license costs were 42% and 43% of license revenue for the quarter and six months ended July 31, 2002, respectively, compared to 30% and 33% for the quarter and six months ended July 31, 2001, respectively. The decrease in absolute dollars resulted primarily from a reduction in expenditures in both labor costs and infrastructure as a result of the restructuring and consolidation of our support and maintenance facilities, whilst the percentage increase was due to the adverse impact of a reduction in license revenue on a cost base which is fixed.

Service.    Cost of service revenue decreased $408,000 to $2.2 million for the quarter ended July 31, 2002, from $2.6 million for the quarter ended July 31, 2001 a decrease of 16%. In the six months ended July 31, 2002, cost of service revenue decreased $473,000 to $4.7 million from $5.1 million in the six months ended July 31, 2001, a decrease of 9%. Service costs were 67% and 74% of service revenue in the quarter ended July 31, 2002, respectively, compared to 74% of service revenue in both the quarter and six months ended July 31, 2001. The decrease in cost of service revenue in the quarter and six months ended July 31, 2002 was due to a decrease in the number of service employees.

Operating Expenses

Research and Development.    Research and development expenses decreased $3 million to $2.5 million in the quarter ended July 31, 2002, from $5.5 million in the quarter ended July 31, 2001, a decrease of 54%. In the six months ended July 31, 2002, research and development expenses decreased $6 million to $5.5 million from $11.7 million, a decrease of 51%. Research and development expenses were 23% and 27% of total revenue in the quarter and six months ended July 31, 2002, respectively, compared to 30% and 33% of total revenue in the quarter and six months ended July 31, 2001, respectively. The decrease in research and development expenses in the quarter and six months was primarily due to a reduction in the number of research and development employees from 306 at July 31, 2001 to 199 at July 31, 2002. These staff reductions were primarily as a result of involuntary staff terminations during the year, arising from the overlap in positions as a result of the acquisitions in fiscal 2001, the technological maturing of our electronic commerce products and a reduced investment in products where the market opportunity has not yet developed due to economic conditions.

Sales and Marketing.    Sales and marketing expenses decreased $3 million to $2.6 million in the quarter ended July 31, 2002, from $5.6 million in the quarter ended July 31, 2001, a decrease of 54%. In the six months ended July 31, 2002, sales and marketing expenses decreased $5.1 million to $5.7 million from $10.9 million, a decrease of 47%. Sales and marketing expenses were 24% and 27% of total revenue in the quarter and six months ended July 31, 2002, respectively, compared to 31% of total revenue in the quarter and six months ended July 31, 2001, respectively. The decrease was as a result of a reduction in direct marketing activities, commission payments and travel costs. There was also a decrease in personnel and related expenses as a result of cost containment efforts initiated to align cost structures with the business.

General and Administrative.    General and administrative expenses decreased $670,000 to $3.8 million in the quarter ended July 31, 2002, from $4.5 million in the quarter ended July 31, 2001, a decrease of 15%. In the six months ended July 31, 2002, general and administrative expenses decreased $1.6 million to $7.8 million from $9.4 million, a decrease of 17%. The decrease resulted from a reduction in the number of general and administration personnel from 76 at July 31, 2001 to 54 at July 31, 2002. These staff reductions were primarily as a result of involuntary staff terminations during the year, arising on the overlap in positions as a result of the acquisitions in fiscal 2001 and a decrease in personnel and related expenses as a result of cost containment efforts initiated to align cost structures with the business. General and administrative expenses were 35% and 37% of total revenue in the quarter and six months ended July 31, 2002, compared to 24% and 27% of total revenue in the quarter ended July 31, 2001.

Restructuring Charge.    Restructuring charge expense was nil in the quarters ended July 31, 2002 and July 31,

2001. In the six months ended July 31, 2002, the restructuring charge expenses increased $1 million to $3.5 million from $2.5 million, an increase of 40%. The charge in the six months ended July 31, 2002, relates primarily to involuntary staff terminations and the closure of excess facilities as the Company seeks to concentrate on products with the highest earnings potential. The charge in the six months ended July 31, 2001, related primarily to involuntary staff terminations and the closure of facilities due to the overlap of positions and facilities as a result of Trintech’s acquisitions in fiscal 2001. There was also a decrease in personnel and related expenses as a result of cost containment efforts initiated to align cost structures with the business. In the quarter ending October 31, 2002 we expect to record a restructuring charge of approximately $750,000 in relation to the costs associated with staff terminations, including the agreed resignation of John McGuire, our President. Mr. McGuire resigned effective September 16, 2002.

Amortization of goodwill.    Amortization of goodwill was nil for the quarter ended July 31, 2002, compared to $7 million in the quarter ended July 31, 2001. In the six months ended July 31, 2002, the amortization of goodwill was nil compared to $13.8 million in the six months ended July 31, 2001. On February 1, 2002, the Company adopted SFAS No. 142 and reclassified non-current assets relating to assembled workforce of $1.5 million to goodwill and ceased to amortize $20.5 million of goodwill. As a result of the change in Accounting Policy, there was no charge for amortization of goodwill in the quarter ended July 31, 2002. The previous year’s charge was a result of the amortization of goodwill recorded in connection with the acquisitions in fiscal 2001.

Amortization of purchased intangible assets.    Amortization of purchased intangible assets was $643,000 in the quarter ended July 31, 2002, compared to $954,000 in the quarter ended July 31, 2001, a decrease of 33%. In the six months ended July 31, 2002 amortization of purchased intangible assets was $1.9 million compared to $1.3 million in the six months ended July 31, 2001, a decrease of 33%. This was a result of the amortization of purchased intangible assets recorded in connection with the acquisitions in fiscal 2001. The decrease was due to a write down of purchased intangible assets of $1.6 million following an impairment review during the fourth quarter of fiscal 2002 and due to the reclassification of non-current assets of $1.5 million to goodwill on February 1, 2002, upon adoption of SFAS No. 142. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years.

Stock Compensation.    Stock compensation expense decreased $143,000 to $21,000 in the quarter ended July 31, 2002, from $164,000 in the quarter ended July 31, 2001, a decrease of 87%. In the six months ended July 31, 2002, stock compensation expense decreased $725,000 to $42,000, from $767,000 in the six months ended July 31, 2001, a decrease of 95%. The stock compensation expense in the three and six months ended July 31, 2001 was primarily associated with options granted to members of our advisory board and MasterCard.

Interest Income, Net.    Interest income, net consists of interest income and interest expense. Interest income, net decreased $609,000 to $205,000 in the quarter ended July 31, 2002, from $814,000 of interest income, net in the quarter ended July 31, 2001, a decrease of 75%. In the six months ended July 31, 2002, interest income, net decreased $1.6 million to $402,000, from $2 million in the six months ended July 31, 2001, a decrease of 80%. The decreases were due to lower cash balances and lower interest rates.

Provision for Income Taxes.    Provision for income taxes increased $16,000 to $48,000 in the quarter ended July 31, 2002, from $32,000, in the quarter ended July 31, 2001, an increase of 50%. Provision for income taxes increased $76,000 to $108,000 in the six months ended July 31, 2002, from $32,000 in the six months ended July 31, 2001, an increase of 238%. The increase for the three and six months ended July 31, 2002 is primarily due to an increase in withholding taxes related to customer payments from Asian and South American.

Liquidity and Capital Resources

As of July 31, 2002, we had working capital of $42 million, including cash and cash equivalents totaling $6.1 million, marketable securities totaling $39.5 million and restricted cash of $5.4 million.

Net cash provided by operating activities was approximately $574,000 in the six months ended July 31, 2002, compared to net cash provided of $9.4 million in the six months ended July 31, 2001. Net cash provided by operating activities in the six months ended July 31, 2002, resulted primarily from net sales of marketable securities of $8.5 million and a decrease in working capital of approximately $3.5 million, partially offset by a loss on operations, excluding depreciation, the amortization of intangible assets and stock compensation of $11.4 million.

Net cash used in investing activities was approximately $1.4 million in the six months ended July 31, 2002 compared to $10.8 million for the six months ended July 31, 2001. The decrease was due to a reduction in payments relating to our acquisitions in fiscal 2002 compared with fiscal 2001.

Net cash used in financing activities was $241,000 for the six months July 31, 2002, compared to net cash provided of $601,000 for the six months ended July 31, 2001.

Although we have no material commitments for capital expenditures or strategic investments, other than those resulting from acquisitions, we anticipate an increase in the rate of capital expenditures consistent with our anticipated needs in operations, infrastructure and personnel. Under the terms of our acquisition agreement to acquire Checkline plc, we will be required to pay up to $2.5 million to the former stockholders of Checkline plc if certain performance criteria are met.

Under the terms of our acquisition agreement with Sursoft, amended in July 2002, we are required to pay additional consideration to Sursoft shareholders each year through fiscal 2007 equal to the greater of $200,000 per annum or between 26% and 35% of the relevant operating margin. Previously we had contracted to pay additional consideration equal to the greater of approximately $450,000 per annum or 25% of relevant revenue. In February 2002, under the original acquisition agreement, we paid $400,000 additional consideration in respect of year one revenue. Under the terms of our acquisition agreement to acquire Exceptis Technologies Limited, we will be required to pay approximately $600,000 to the employees and former stockholders of Exceptis Technologies Limited during the remainder of fiscal 2003. Our future liquidity and capital requirements will depend upon numerous factors including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which our existing and new products gain market acceptance, market developments, the level and timing of license revenue and available borrowings under line of credit arrangements.

We believe that funds available under our credit facility and cash and cash equivalents on hand will be sufficient to meet our projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next twelve months or beyond through additional equity, debt financing or credit facilities. We may not be able to obtain additional financing or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

Quantitative and Qualitative Disclosure About Market Risk

Interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since our investments are in short-term instruments and our available line of credit requires interest payments at variable rates. One of our subsidiaries has in the past entered into foreign exchange contracts as a hedge against accounts receivable in currencies other than the euro. However, as of July 31, 2002, neither our subsidiaries nor the company were parties to any foreign currency hedging or other derivative financial instruments. Based on the nature and current levels of our investments and debt, we have concluded that there is no material market risk exposure.

Our investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in our investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing only in investment-grade securities.

At July 31, 2002, our cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Employees

We employed the following numbers of employees as of July 31, 2002 and 2001:

	As of July 31,
	2002	2001
Research and development	199	306
Professional and support services	98	143
Sales and marketing	69	69
Administration	54	76

Total	420	594

Of our total number of employees as of July 31, 2002, 168 are located in Ireland, 77 are located in Europe outside Ireland, 104 are located in North America and 68 in South America and 3 in Asia Pacific and South Africa.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. We are presently involved in a dispute with VeriFone in relation to our cancellation of future manufacturing commitments we had made to VeriFone. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which we believe could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition and results of operations.

We are involved from time to time in disputes with respect to our intellectual property rights and the intellectual property rights of others. Pending and future litigation involving our business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to our business and significant diversion of effort by our technical and management personnel. In addition, litigation, either instituted by or against our business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, our efforts to protect our intellectual property through litigation may be unable to prevent duplication of our technology or products. Any such litigation could have a material adverse effect upon our business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and our business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

Economic slowdown.

The slowdown in the economy has affected the market for information technology solutions, including our products and services, and our future financial results will depend, in part, upon whether this slowdown continues.

As a result of unfavorable economic conditions and reduced capital spending by our customers and potential customers, demand for our products and services has been adversely affected.

In the six months ended July 31, 2002 our customers experienced weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in IT demand post euro implementation. We expect that the German economy will continue to weaken in the three months ending October 31, 2002 and consequently, product revenue will be substantially less than the corresponding quarter last year.

The factors outlined here have resulted in decreased revenues and a decline in our growth rate. Our future results will be materially and adversely affected if this slowdown continues and our revenues continue to be adversely impacted. In connection with the economic slowdown, we previously implemented several cost reduction initiatives in order to improve our profitability. In light of the current economic environment these factors could have a material adverse impact on our business, operating results, and financial condition. If current economic conditions persist, we may have to implement further cost reduction initiatives that could adversely impact our ability to sustain growth should economic conditions improve at some time in the future.

Our stock has experienced and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of our common stock. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of our stock has experienced, and may continue to undergo extreme fluctuations due to a variety of factors, including:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to our past acquisitions

•	changes in or our failure to meet, analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation

•	our competitors or our industry

•	introductions of new products or services or announcements of significant contracts by us or our competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors

•	adverse developments in patent or other proprietary rights

•	announcements of technological innovations by our competitors

We emphasized electronic commerce software for Internet payment transactions, an area in which we have finite experience.

We introduced our first electronic commerce software product for Internet payment transactions in 1996, and the majority of our electronic commerce products and modules that we currently market have been released in the last three years.

As a result, we have a defined operating history in developing, marketing and selling our electronic commerce software, which makes the prediction of future operating results for this portion of our business very difficult. A substantial majority of our research and development expenses in the past three years has related to electronic commerce software for payment card transactions, and this effort will continue to account for a significant percentage of our total research and development expenses. Demand for our electronic commerce software may not increase and these products may not gain market acceptance. If we fail to increase sales of our electronic commerce software, our future revenue and net income, as well as the prospects for this critical portion of our business, will be materially adversely affected.

If the products that we offer do not continue to achieve market acceptance, our future financial results will be adversely affected. Since many of our software solutions are still in early stages of adoption, any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from our other development efforts, negative publicity regarding us and our products, harm to our customer relationships and exposure to potential liability claims. In addition, if these products do not enjoy wide commercial success and product acceptance and adoption is sluggish our long-term business strategy will be adversely affected or the introduction of new products or upgrades are delayed then they could have a material adverse effect on our business, operating results and financial condition.

The standards for electronic commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

A significant part of our business strategy is to continue to develop software products that support both SSL and SET standards for payment card transactions over the Internet. If neither achieves broad market acceptance, our results of operations and prospects will be materially adversely affected. In addition, if a new standard emerges that is more accepted by the marketplace, we may not be successful in developing products that comply with that standard on a timely basis, or at all.

The SSL standard was developed in 1996, but it has not achieved broad acceptance outside of North America. In particular, SSL has not achieved broad acceptance in Europe, which is currently our primary market for our electronic payment solutions for payment card transactions in the physical world. The SET standard was first implemented in 1997 to address perceived security limitations of SSL. However, the SET standard has been adopted at a slower rate than we originally anticipated, and currently the SET standard has achieved limited market acceptance, particularly in the United States. Because our product development efforts have focused on these two standards, future sales of our electronic payment products for Internet transactions and the rate of revenue growth attributable to these products will be materially adversely affected if these standards do not achieve broad market acceptance.

Part of our strategy has been, and continues to be, to develop products that support the SET standard. We pursue this strategy because we believe that marketing SET-compliant products can differentiate us from competitors that do not market SET-compliant products. We further believe that this differentiation is important to our business because the level of competition relating to SSL products is significantly greater than that relating to SET products. However, the adoption of SET has been impeded by several factors, including:

•	the ease of using SSL as compared to SET

•	limited financial incentives for cardholders and merchants to use SET

•	the installed base of SSL technology, including embedded functionality in Netscape products

If SET technology is not broadly adopted, we will lose a potential competitive advantage, and our prospects and results of operations could be materially adversely affected.

The 3 Domain SSL standard has evolved from SSL. While it has not yet obtained market acceptance, we are currently developing products to comply with the standard. If 3 Domain SSL does gain market acceptance and we are unable to develop products which meet this standard, our business, results of operations and prospects could be materially adversely affected.

In addition our electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by our customers. If our customers security standard requirements were to change unexpectedly this could adversely affect our prospects and results of operations.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell our software products.

The markets for our electronic payment software solutions for the physical world and, in particular, for payment card transactions over the Internet, are rapidly evolving. This market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. Our ability to design, develop, introduce and support new electronic payment software products and enhancements to existing products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of our competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for our electronic commerce products.

Our success depends on the widespread adoption of the Internet and growth of electronic business.

Our future success will in large part depend upon the willingness of businesses and financial institutions to adopt the Internet as a medium of e-business. These entities will probably accept this medium only if the Internet provides substantially greater efficiency and enhances their competitiveness. There are critical issues involved in the commercial use of the Internet that are not yet fully resolved, including concerns regarding the Internet’s security, reliability, ease of access and quality of service.

To the extent that any of these issues inhibit or limit the adoption of the Internet as a medium of e-commerce, our business prospects could be adversely affected. If electronic business does not continue to grow or grows more slowly than expected, demand for our products and services may be reduced.

The market for electronic payment solutions for mobile and wireless electronic commerce may not develop and, if it does develop, we may not be able to develop products that successfully compete in this market, either of which would significantly impact our financial results and prospects.

In February 2000, we announced the availability of our first electronic payment solution for making online purchases from mobile phones. We have begun to market and sell this mCommerce payment product, and we have a limited sales history for this product. We cannot predict whether we will be successful in these development efforts or whether our existing product or any future mCommerce and wireless electronic commerce products will gain market acceptance. We do not currently expect to recognize significant revenue from mCommerce products until at least fiscal 2004. In addition, if this market develops, we may face significant competition from major telecommunication service providers and mobile phone handset and equipment providers, among others. These companies have significantly more resources than us and may develop new standards for payment card transactions over mobile phones, PDAs, televisions and other wireless devices which we do not address and may not be able to support in the future. In addition, these companies may provide similar products to ours at a lower cost or at no cost to facilitate sales of their telecom equipment, mobile phones and other wireless devices. If we fail to generate significant sales of our mCommerce and wireless electronic commerce payment products, our future revenue and net income, as well as the prospects for this portion of our business, will be materially adversely affected.

We depend on sales of our electronic point-of-sale systems for payment card transactions for a substantial portion of our total annual revenues.

A substantial portion of our total revenue historically has been derived from the sale of our electronic payment card point-of-sale system products. Whilst PoS sales declined during the first half of the fiscal year 2003 we expect that these products will continue to account for a significant percentage of our total revenue for at least the next two quarter. We have historically marketed our electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2002, our customers in Germany accounted for over 88% of our electronic PoS system product revenues. We intend to continue to focus substantially all of our marketing efforts for our electronic PoS system products in Europe, and particularly in Germany. As a result, our future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general and Germany in particular. In the three months ended July 31, 2002 our electronic PoS system product revenues decreased significantly. The decrease was mainly attributable to our customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in IT demand post euro implementation. This was compounded by the launch of new products by us at CeBIT which led to our customers delaying purchases of existing products whilst they evaluated our new product offerings following CeBIT. We expect that the German economy will continue to weaken in the three months ending October 31, 2002 and consequently, product revenue will be substantially less than the corresponding quarter last year. A continued reduction in demand for our electronic PoS system products would continue to materially adversely affect our business, financial condition and results of operations.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting our results of operations, particularly our revenue and operating and net income.

The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of our electronic PoS systems to decrease over the life of each product. We expect this trend to continue. To offset declines in the average selling prices of our electronic PoS system products, we will need to reduce the cost of these products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities, and, as a result, we may not be able to reduce our costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of our electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on our electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to currency fluctuations that can adversely affect our operating results.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular the value of the U.S. dollar impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the Irish pound or the euro relative to other currencies could adversely affect our business and results of operations. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling. As a result, in the year ended January 31, 2002, margins on electronic PoS systems were negatively impacted.

In addition, our consolidated financial statements are prepared in euro and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in U.S. dollars in our financial statements.

Our quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts’ expectations, which could cause the price of our ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods. In addition, our revenue is difficult to predict for several reasons. As a result, we believe that our quarterly revenue, expenses and operating results are likely to vary significantly in the future. Thus, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our ADSs.

We also believe that period-to-period comparisons of our quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of our future performance.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of our customers

•	our pricing policies and those of our competitors

•	integration of our acquisitions and any future acquisitions

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by our customers

•	general economic factors, including economic slowdown or recession

•	delays in availability of new or existing products

•	product or service quality problems

•	impact of declines in net revenue in a particular quarter as compared to relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect our customers and potential customers’ budgets for IT expenditure

•	timing of product implementations, which are highly dependent on customers’ resources and discretion

•	incurrence of costs relating to the integration of software products and operations in connection with acquisitions of technologies or businesses

•	timing and market acceptance of new products or product enhancements by either us or our competitors

•	delivery interruptions relating to equipment and supplies purchased from third-party vendors

In addition, our revenue is difficult to predict for the following reasons:

•	we have generally recognized a substantial portion of our revenue in the last month of each quarter

•	the market for our electronic commerce products is new and rapidly changing

•	the sales cycle for our products is typically 6 to 12 months and varies substantially from customer to customer

In the past, we substantially increased our investment in our infrastructure, and we expect that we may continue to do so sometime in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and our business and operating results for that quarter would be adversely affected, perhaps materially.

We derive a significant amount of our revenues from a limited number of customers.

A significant percentage of our revenue historically has been derived from a limited number of our customers. Approximately 25% of our total revenue for the year ended January 31, 2002, was attributable to our three largest customers in the year. The loss of any major customer, or any reduction or delay in orders by any major customer, could have a material adverse effect on our business, financial condition and results of operations.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with larger, public companies. We rely in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We will need to establish additional strategic relationships to be successful.

Two of the companies with which we have developed strategic relationships are VISA International and MasterCard International. We believe that our reputation has benefited from past transactions and joint press releases with VISA and MasterCard, as well as from VISA’s equity investment in us in 1998. Neither VISA nor MasterCard is obligated to continue to conduct business or marketing activities with us. VISA’s or MasterCard’s endorsement of one or more of our competitors to our exclusion could cause existing customers to switch to competitors and could materially adversely affect our ability to add new customers.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made five such acquisitions. Any of the acquisitions we have made could result in difficulties assimilating acquired products, technologies and businesses, amortization of acquired intangible assets, impairment of goodwill and diversion of our management’s attention. As a result of our acquisitions our operating expenses have increased and may increase further to reflect continued integration of the acquired businesses. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins. Our management has limited experience in assimilating acquired organizations and products into our operations. We may not be able to continue to integrate successfully any products or technologies or businesses that might be acquired in the future, and the failure to do so could have a material adverse effect on our business and results of operations.

During fiscal 2003, we intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. We may be unable to locate attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of our available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect our results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention to other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired companies. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting our operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

Our success depends on our ability to expand our direct sales force.

We have sold our products almost exclusively through our direct sales force. Our future revenue growth will depend in large part on our ability to recruit, train and manage additional sales personnel worldwide. We have experienced and continue to experience difficulty in recruiting qualified sales personnel, and the market for these personnel is highly competitive. We may not be able to successfully expand our direct sales force, and any expansion of the sales force may not result in increased revenue. Our business and results of operations will be materially adversely affected if we fail to successfully expand our direct sales force.

Our growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 6% of our total revenue in fiscal 2002. We have established relationships with a limited number of resellers and systems integrators and consultants. These are new, early-stage relationships and, as such, are generally untested. Our existing indirect channels will have to generate significant revenue moving forward, and we will need to establish additional indirect channels to be successful.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software and electronic PoS systems is mature and intensely competitive, and we expect competition to continue to increase. Our competitors include Verifone, Ingenico and Hypercom for our electronic PoS system products, and IBM and Transaction System Architects for our electronic payment software. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Further, several of the customers who currently use our products or the public companies with whom we have entered into strategic relationships to use and market our products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations. Some competitors in our market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive electronic payment solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment solutions.

We face risks associated with our international operations that could harm our financial condition and results of operations.

In previous fiscal years a significant percentage of our revenues has been generated by our international operations, and our future growth rates and success are in part dependent on continued growth and success in international markets. We expect this trend to continue into FY 2004.

As is the case with most international operations, the success and profitability of our international operations are subject to numerous risks and uncertainties that include, in addition to the risks our business as a whole faces, the following:

•	difficulties and costs of staffing and managing foreign operations

•	differing regulatory and industry standards and certification requirements

•	the complexities of foreign tax jurisdictions

•	reduced protection for intellectual property rights in some countries

•	currency exchange rate fluctuations

•	import or export licensing requirements

We depend on a few key personnel to manage and operate us.

Our success is largely dependent on the personal efforts and abilities of our senior management. The loss of certain members of our senior management could have a material adverse effect on our business and prospects.

Despite declining headcount in FY 2003 our success is also largely dependent on some key employees who are skilled in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies.

The loss of certain key individuals could have a material adverse effect on our business. While some of our executive officers have employment agreements with us, the loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, operating results and financial condition.

If we are unable to attract and retain highly skilled personnel with experience in the electronic payment and banking industries, we may be unable to grow our business.

We must attract, when necessary, and retain highly skilled personnel with knowledge in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies.

We are dependent upon the ability to attract and hire when necessary as well as train and retain those highly skilled technical, sales and marketing, software engineers and support personnel we already have in the Group. Competition for qualified personnel is intense. As a result we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in attracting, recruiting, or retaining existing personnel. Based on our experience, it takes an average of nine months for a salesperson to become fully productive. We cannot assure you that we will be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our reliance on third parties to manufacture our electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

Our electronic PoS system products are manufactured by Plexus, Fujitsu and VeriFone. Our reliance on outsourced manufacturers involves significant risks, including:

•	reduced control over delivery schedules, quality assurance and cost

•	the potential lack of adequate manufacturing capacity

•	the potential misappropriation of our intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, our cashflow would be adversely impacted, and the risk that our inventory could become obsolete would increase. We are presently involved in a dispute with VeriFone in relation to our cancellation of future manufacturing commitments we had made to VeriFone. If Plexus or Fujitsu cease manufacturing our electronic PoS system products or increase their prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to our customers or any increase in manufacturing costs could have a material adverse effect on our business and results of operations.

We have in the past received products that contained defects from our manufacturers. Because we warrant the quality of our electronic PoS system products to our customers, we have been required to repair or replace defective products at our own expense. This expense has in the past exceeded the amounts reimbursed to us by the manufacturers.

However, any repetition of these or similar problems could have a material adverse effect on our reputation, business and results of operations.

We may not be able to timely respond to rapid technological changes that impact our business.

The markets for our electronic payment software and electronic PoS system solutions are susceptible to rapid changes due to technology innovation, evolving industry standards, changes in customer and cardholder needs and frequent new product introductions. We will need to use leading technologies effectively, continue to develop our technical expertise and enhance our existing products on a timely basis to compete successfully in these markets. We may not be successful in achieving these business requirements.

Demand for our products and services may be especially susceptible to adverse economic conditions.

Our business and financial performance may be damaged by adverse financial conditions affecting our target customers or by a general weakening of the economy. Some companies may not view our products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego software or electronic payment product expenditures before limiting their other expenditures or may be unable to fulfill existing commitments.

In addition, the general condition of the economy, and by extension our business, can be affected by social, political and military conditions. For example, the terrorist events of September 11, 2001 and their aftermath had a material adverse effect on our third and fourth quarter revenues, particularly our service revenue.

We have incurred losses during our operating history. These losses may continue for the foreseeable future, and we may not achieve or maintain profitability.

We incurred net losses of $100.0 million in fiscal year 2002, $32.6 million in fiscal year 2001, and $12.1 million in fiscal year 2000. As of July 31, 2002, we had an accumulated deficit of $170.8 million. We expect to continue to incur losses on both a quarterly and annual basis, and may continue to do so for the foreseeable future. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to significantly increase our revenues to achieve and maintain profitability and a positive cash flow. We may not be able to generate sufficient revenues to achieve profitability.

Our declining cash balance and volatile stock price may affect our potential and current customers’ and partners’ perception of our viability, which in turn could affect our ability to close sales and partnership transactions. Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal year 2002. We attribute these concerns primarily to the following: we are not yet profitable and thus must use our cash balance (offset by revenues) to fund our operations; our stock price experienced a dramatic decline from 2000 to 2002; our stock price has been, and continues to be, extremely volatile; and many of our competitors are better funded, more established, or significantly larger than we are.

We will continue to use our cash balance (offset by revenues) to fund our operations until we achieve profitability (which may not occur); thus, our cash balance will continue to decline during fiscal year 2003. Therefore, if these conditions do not improve significantly in fiscal year 2003, we expect these concerns about our perceived viability to continue throughout fiscal year 2003.

Because our stock price is low and volatile, we could be at risk of having our stock delisted from the NASDAQ, which would harm our business in a number of ways.

Our stock is publicly traded on the Nasdaq Stock Market, or NASDAQ. NASDAQ rules allow the stock of a company whose stock price remains below $1 per share for 30 consecutive business days to be delisted (removed from the NASDAQ exchange such that shares can no longer be traded on NASDAQ), unless the company’s stock price exceeds $1 for at least 10 consecutive business days within a 90-day grace period. Our stock price was near or below $1 for portions of fiscal year 2003.

If our stock were to be delisted from NASDAQ, it is likely that customers, partners, and potential sources of funding would be less likely to do business with us on terms that we viewed as reasonable, and our operating results would suffer significantly accordingly.

Cost-reduction efforts may adversely impact our productivity and service levels.

During fiscal year 2002, we instituted various cost-control measures affecting various aspects of our business operations. We had a reduction in our workforce of approximately 18% in fiscal 2002. Given current economic conditions and our declining revenues over the last several quarters, we may in the future be required to take additional cost-saving actions to reduce our losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on our financial condition. Moreover, even if we are successful with these efforts and generate the anticipated cost savings, there is no assurance that these actions will not adversely impact our employees’ morale and productivity, the competitiveness of our products and business, and the results of our operations.

The recoverability of our investment in intangible assets could be reduced by several factors.

As of July 31, 2002, we had approximately $10.4 million of net intangible assets capitalized on our balance sheet. We believe these intangible assets are recoverable. However, changes in the economy, the business in which we operate, and our own relative performance could change the assumptions used to evaluate the recoverability of intangible assets. We continue to monitor those assumptions and their effect on the estimated recoverability.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

Our success depends in part on our ability to protect our rights in our electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of our trade secrets through a number of other means, including entering into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we have not signed protective agreements in every case nor can we assure you that any of our proprietary rights with respect to our products will be effective. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

We believe that our products do not infringe upon the intellectual property rights of others and that we have all rights necessary to use the intellectual property employed in our business. However, we have not performed patent searches for all of the technologies encompassed in our products. Third parties may in the future claim that our current or future products infringe their proprietary rights. Any infringement claim, with or without merit, could result in costly litigation or require us to reengineer or cease sales of our products, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

Our industry and our customers’ industry are subject to government regulations that could limit our ability to market our products.

Our current and prospective customers include non-U.S. and state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. Our inability to obtain and maintain required approvals under these regulations could adversely affect our ability to sell our products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on our business, results of operations and prospects.

Our electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit our ability to sell these products.

Rapid growth or changes in the market place could strain our personnel and systems.

Over the past several years we have experienced rapid expansion of our operations in multiple countries, which has placed, and is expected to continue to place, significant demands on our administrative, operational and financial personnel and systems. Because of these demands, we hired a significant number of employees in fiscal 2001. The integration of the acquired businesses, the technological maturing of our electronic commerce products and a reduced investment in some products has lead to reductions in personnel in fiscal 2002 and fiscal 2003 is expected to continue to place significant demands on our administrative, operational and financial personnel and systems. Our inability to train and integrate our employees and promptly address and respond to rapid growth, if it occurs, or other changes in the market place could have a material adverse effect on our business and results of operations.

Trading in our shares could be subject to extreme price fluctuations and the holders of our ADSs could have difficulty trading their shares.

The market for shares in public technology companies is subject to extreme price and volume fluctuations, often unrelated to the operating performance of these companies. Due to the volatility of our stock price, we may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources. In addition, although our ADSs are quoted on the Nasdaq National Market and the Neuer Markt, the daily trading volume has been limited. An active trading market may not develop or be sustained. In addition, the Neuer Markt is a relatively new trading market. The Neuer Markt may experience delays in settlement and clearance as trading volume increases. These factors could adversely affect the market price of the ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States and German corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States or German corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

Our three largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

Our three largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of our ADSs.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

We have operations and may generate a significant portion of our taxable income in the Republic of Ireland in the future. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries’ profits are currently recognized, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

The German takeover code, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

As required by the Neuer Markt, we have adopted the takeover code recommended by the Stock Exchange Expert Commission at the German Federal Ministry of Finance. Although this takeover code does not have the force of law, it is generally required by the Frankfurt Stock Exchange that companies listed on the Neuer Markt acknowledge these takeover provisions. The applicability of the takeover code, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover code could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

New versions and releases of our products may contain errors or defects.

Our electronic payment software products and PoS devices are complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of our products. We have in the past discovered software errors in our new releases and new products after their introduction. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments.

We could be subject to potential product liability claims and third party liability claims related to products and services.

Our electronic payment software products are used for the processing of payment card transactions over the Internet and in the physical world. Additionally, we are developing products for processing electronic payment transactions using mobile phones, PDAs, televisions and other wireless devices. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

In the future we may need to raise additional capital in order to remain competitive in the electronic payment industry. This capital may not be available on acceptable terms, if at all.

We believe that our existing cash and cash equivalents and our anticipated cash flow from operations will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

We depend on increasing use of the Internet and on the growth of electronic commerce. If the use of the Internet and electronic commerce do not grow as anticipated, our business will be seriously harmed.

Our business depends on the increased acceptance and use of the Internet and wireless networks as a medium of commerce. Rapid growth in the use of the Internet and wireless networks is a recent phenomenon.

As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet and wireless networks are subject to a high level of uncertainty, and there exist few proven services and products. Our business would be seriously harmed if:

•	Use of the Internet, wireless networks, and other online services does not continue to increase or increases more slowly than expected;

•	The technology underlying the Internet, wireless networks, and other online services does not effectively support any expansion that may occur; or

•
The Internet, wireless networks, and other online services do not create a viable commercial marketplace, inhibiting the development of electronic commerce and reducing the need for our products and services.

We may become subject to legal proceeding and adverse determinations in these proceedings could harm our business.

We may be from time to time involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact our financial position and results of operations. We are presently involved in a dispute with VeriFone in relation to our cancellation of future manufacturing commitments we had made to VeriFone.

We may be a party to litigation in the future to protect our intellectual property rights or as a result of an alleged infringement of the intellectual property rights of others. These claims could require us to spend significant sums in litigation, pay damages, delay product installments, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of the infringement claim. These claims could have a material adverse effect on our business, operating results and financial condition.

We may incur significant costs from class action litigation as a result of expected volatility in our common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ R. PAUL BYRNE
R. Paul Byrne Chief Financial Officer

Dated: September 16, 2002